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Exhibit 99.1

CONTACT:	Kenneth G. Howling Vice President, Finance (905) 286-3000 ir@biovail.com

BIOVAIL REPORTS 2004 FIRST QUARTER FINANCIAL RESULTS

        TORONTO, Canada, April 29, 2004, Biovail Corporation (NYSE, TSX:BVF) announced today its financial results for the three month period ending March 31, 2004. Total revenues for the three months ended March 31, 2004 were $186.6 million versus $191.4 million for the three months ended March 31, 2003. First quarter 2004 net income in accordance with U.S. Generally Accepted Accounting Principles (GAAP) was $21.1 million as compared to first quarter 2003 net income of $57.6 million. U.S. GAAP Earnings Per Share (EPS) in the first quarter of 2004 were $0.13 versus $0.36 in the corresponding period in 2003. First quarter 2004 U.S. GAAP EPS included an $8.6 million acquired Research & Development charge (which negatively impacted earnings by $0.05 per diluted share) associated with the previously announced acquisition of the remaining interest in BNC-PHARMAPASS. First quarter 2003 financial results have been restated to reflect a previously disclosed non-cash foreign exchange translation adjustment.

        Eugene Melnyk, Chairman of the Board and Chief Executive Officer commented, "This was an important quarter for Biovail as it demonstrates that Commercial Operations are executing well against their 2004 corporate objectives. Biovail's 2004 first quarter financial performance was complimented by the filing of two NDAs for novel pain medications and the completion of our sales force realignment and optimization initiative."

First quarter 2004 Financial Performance

Product Sales Performance

        Product sales revenue for the first quarter 2004 was $175.1 million compared to $126.9 million in the first quarter of 2003, an increase of 38% that primarily reflects the 2003 launches of Cardizem LA and Wellbutrin XL, as well as the launches of Teveten HCT and Zovirax Cream. In the first quarter of 2004, product sales revenue accounted for 94% of overall corporate revenues as compared to 66% in the first quarter of 2003.

        Promoted Product sales revenue for the first quarter 2004 was $47.0 million compared to $36.9 million in the first quarter of 2003, an increase of 27%. Cardizem LA, launched in April 2003, generated revenues of $14.4 million in the first quarter of 2004. Cardizem LA has captured over 10% of weekly new prescriptions written for once-daily diltiazem formulations. Biovail's Teveten line of products generated revenues of $4.7 million in the first quarter of 2004 versus $11.3 million in the prior year period, which benefited from initial wholesaler stocking associated with the March 2003 launch of Teveten HCT. First quarter 2004 Teveten franchise share of the angiotensin-II receptor blocker (ARB) market, while still small, has increased 24% from first quarter 2003 levels. First quarter 2004 Zovirax franchise revenues of $27.9 million reflect a 9% increase relative to the first quarter of 2003. During the first quarter of 2004, Zovirax Ointment and Zovirax Cream (launched in May 2003) held a combined 62.8% share of the topical herpes market reflecting an increase of over six percentage points in market share versus first quarter 2003 levels.

        Wellbutrin XL product revenues were $42.0 million for the first quarter of 2004, above Biovail's guidance of $30-$40 million, as Wellbutrin XL continues to gain market share. At the end of March 2004, Wellbutrin XL had captured over 42% of the new prescriptions written for the Wellbutrin brand (including generics). First quarter 2004 Wellbutrin XL sales were down from fourth quarter 2003 as a result of product mix (trade vs. samples) and the impact of the tiered supply price structure Biovail has with GlaxoSmithKline (GSK).

        Biovail Pharmaceuticals Canada (BPC) revenues were $22.9 million for the first quarter of 2004 compared to $19.0 million in the first quarter of 2003, representing an increase of 21%. The key performance driver for BPC was Wellbutrin SR, which was re-launched by BPC in January 2004.

        In an effort to provide greater clarity and understanding of our business strategy and financial results, we are introducing a revenue line sub-total, "Core Products", that will track Biovail's Promoted products, Wellbutrin XL and BPC. Going forward, this revenue category will include all products actively promoted by Biovail, as well as any new products developed and out-licensed by Biovail for commercialization. In the first quarter of 2004, Core Products generated revenues of $111.9 million, a 100% increase relative to the first quarter of 2003, primarily reflecting the launches of Cardizem LA and Wellbutrin XL. Core Products represented 60% of overall corporate revenues in the first quarter of 2004 compared to 29% in the corresponding 2003 period, demonstrating significant growth in Biovail's strategic business areas.

        Legacy Products generated revenues of $26.2 million for the first quarter of 2004 compared to $40.6 million in the first quarter of 2003. The decrease in Legacy Product revenues reflects Biovail's decision to restrict trade shipments, resulting in the controlled reduction of trade supplies. In addition, the introduction of generic competition to Tiazac in April 2003, and an expected overall decline in these mature products, also contributed to the decline.

        Product sales revenue for our generics portfolio was $37.0 million in the first quarter of 2004 compared to $30.5 million in the first quarter of 2003, representing an increase of 21%.

        In summary:

($ Millions)	Q1/2004 Sales	Percent of Total	Growth Rate
Promoted Products	$47.0	$36.9	27%
Wellbutrin XL	$42.0	N/A	N/A
Biovail Pharmaceuticals Canada	$22.9	$19.0	21%

Total Core Products	$111.9	$55.9	100%
Legacy Products	$26.2	$40.6	(35%	)
Generics	$37.0	$30.5	21%

Total Product Sales*	$175.1	$126.9	38%

*
Totals may not add due to rounding

        Co-promotion, royalty and licensing revenues were $7.3 million in the first quarter of 2004, compared to $61.9 million for the comparable period in 2003. The decline in co-promotion, royalty and licensing revenue was mainly due to a lower contribution from our participating interest in generic omeprazole, for which Biovail received its final contribution of $1.7 million in the first quarter 2004 compared to $35.7 million in the same period last year. Also contributing to the decline was the conclusion of Biovail's co-promotion agreements for Wellbutrin SR in the U.S. and for Celexa in Canada in 2003.

        Gross margins on Product Sales were 70.2% for the three months ended March 31, 2004, compared to 70.5% in the prior year period. Gross margins should be positively impacted through 2004 by product mix, efficiencies in manufacturing and continued gains in market share for Cardizem LA, in addition to increasing revenues (and an expected increase in our tiered supply price) for Wellbutrin XL.

        Research and development expenses were $18.0 million in the first quarter of 2004, and were comparable to the corresponding 2003 period. During the first quarter of 2004, Biovail filed an NDA with the Food and Drug Administration (FDA) for Ralivia ER, a once-daily formulation of the analgesic tramadol. In March 2004, Biovail submitted an NDA for Ralivia FlashDose, an orally disintegrating formulation of tramadol. Biovail intends to out-license these products for commercialization. On April 28, 2004, Biovail announced the submission of an NDA for Glumetza, a once-daily formulation of metformin co-developed with our partner, Depomed Inc. Biovail anticipates filing an additional two NDAs in 2004.

        Selling, general and administrative expenses were $59.5 million for the first quarter 2004 versus $46.7 million for first quarter 2003, an increase of 27%. The higher level of SG&A spending in 2004 is attributable to the recently announced sales force expansion initiatives and higher promotional expenses. The realignment and optimization process for Biovail's primary care sales force has been completed. A total of 475 primary care representatives will promote Cardizem LA, Teveten, Teveten HCT, Zovirax Ointment and Zovirax Cream to physicians across the U.S. In addition, Biovail is completing the recruitment and deployment of 126 specialty sales force representatives. As previously noted, one of Biovail's specialty sales forces will promote Cardizem LA, Teveten and Teveten HCT to cardiovascular specialists, while the other will promote Zovirax Ointment and Zovirax Cream to dermatologists and obstetricians / gynecologists in the U.S.

        Amortization expense was $17.1 million in the first quarter of 2004, compared to $40.5 million for the corresponding period in 2003. The decrease in 2004 was mainly due to a $23.2 million decline in the amortization related to Biovail's participating interest in generic omeprazole sales. Biovail recorded the final amortization related to this participating interest in the first quarter of 2004.

        In the first quarter of 2003, Biovail reached settlements under previously disputed product supply agreements with: (i) Eli Lilly and Company, with respect to Lilly's breach of contract due to its inability to supply Keftab to Biovail, and (ii) Mylan Pharmaceuticals, Inc., with respect to Mylan's breach of contract relating to its supply to Biovail of its bioequivalent version of Verelan (verapamil). The net effect of these settlements was a $24.8 million gain in the first quarter of 2003.

Comparative Results

        As disclosed in Biovail's fourth quarter and full year 2003 financial results press release of March 3, 2004, during the preparation of its interim financial statements for each of the first three quarters of 2003, Biovail translated the Canadian dollar liability to GSK incurred in 2002 in regard to the purchase of Wellbutrin SR at the exchange rate existing as at the date of acquisition. Biovail determined that U.S. GAAP requires that the Canadian dollar liability be translated at current rates and, accordingly, will reflect this restatement in amended Form 6-K regulatory filings.

        This translation resulted in a foreign exchange loss of $5.4 million in the first quarter of 2003. Earnings per share as adjusted are $0.36 for the first quarter of 2003, as compared with previously reported earnings per share of $0.39.

        The following item impacted first quarter 2004 EPS:

Specific item affecting operations
(All amounts are expressed in millions of U.S. dollars, except per share data)

Three Months Ended March 31, 2004

Acquired research and development	$8.6

Diluted EPS Impact	($0.05)

Acquired Research and Development

        In the first quarter of 2004, Biovail incurred an $8.6 million acquired R&D charge related to the acquisition of the remaining interest in BNC-PHARMAPASS, a limited liability company created with Pharma Pass II, LLC to develop enhanced formulations of three products.

Cash Flow

        Cash flow from operations for the three-month period ended March 31, 2004 was $63.8 million versus $103.8 million for the comparable 2003 period. Operating cash flow in first quarter 2003 was positively impacted by our interest in generic omeprazole and the settlements with Lilly and Mylan.

        First quarter 2004 capital expenditures of $8.1 million were primarily related to manufacturing equipment and leasehold improvements at our Bridgewater facility.

        During the first quarter of 2004, Biovail renewed its revolving term credit facility totaling $400 million with a syndicate of Canadian and U.S. banks. The agreement is for renewable one year terms with a one year term out option for Biovail.

        At the end of the first quarter of 2004, Biovail had $68 million of cash on hand. Debt obligations as at March 31, 2004 consisted of $400 million of Senior Subordinated Notes due in 2010, $101 million related to product acquisition obligations and $200 million of advances under the Company's credit facility. During the first quarter Biovail reduced advances under the credit facility by $80 million and made $33 million in payments against product acquisition obligations. During the balance of 2004, Biovail intends to utilize cash flow from operations to further reduce credit facility advances.

        Biovail's Board of Directors has accepted the recommendation of its Nominating & Governance Committee that Mr. Michael Van Every be nominated as a candidate for election to the Company's Board of Directors at its June 25, 2004 Annual General Meeting. Mr. Van Every has had a distinguished 35-year career as a partner with PricewaterhouseCoopers LLP or one of its predecessor firms, Coopers & Lybrand LLP, where he was a member of the Management Committee and Board for over 10 years. As a result of Mr. Van Every's extensive experience in accounting and auditing responsibilities, if elected by the Shareholders, Mr. Van Every has agreed to serve as Chairman of the Company's Audit committee.

Conference Call Details

        Biovail management will host a conference call and web cast on Thursday, April 29, 2004 at 8:30 a.m. ET for Company executives to discuss 2004 first quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

        A live webcast of this call will be available through the Investor Relations section of the Biovail web site, www.biovail.com. To access this live call, please dial 1-800-814-4859 (U.S. and Canada) and 1-416-640-1907 for international callers. Callers are encouraged to dial in ten minutes before the call begins to avoid delays. A replay of the conference call will be available until 7:00 p.m. EST on Thursday May 06, 2004 by dialing 1-877-289-8525 (U.S. and Canada) or 1-416-640-1917 for international callers, using access code, 21047222.

        Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

        "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

        To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated1)
REVENUE
Product sales	$175,097	$126,914
Research and development	4,216	2,600
Co-promotion, royalty and licensing	7,313	61,876

	186,626	191,390

EXPENSES
Cost of goods sold	52,141	37,412
Research and development	17,991	18,006
Selling, general and administrative	59,458	46,708
Amortization	17,105	40,521
Acquired research and development	8,640	—
Settlements	—	(24,755)

	155,335	117,892

Operating income	31,291	73,498
Interest income	404	3,067
Interest expense	(11,394)	(9,982)
Foreign exchange gain (loss)	962	(4,841)
Other income	1,143	507

Income before provision for income taxes	22,406	62,249
Provision for income taxes	1,300	4,650

Net income	$21,106	$57,599

Diluted earnings per share	$0.13	$0.36

Weighted average number of common shares outstanding (000s)	159,281	159,493

[1]
As disclosed in Biovail Corporation's 2003 financial results press release issued March 3, 2004, financial results for the three months ended March 31, 2003 have been restated for a non-cash foreign exchange translation adjustment of $5,392,000, which resulted in a decrease in net income from $62,991,000 (diluted earnings per share of $0.39) as previously reported to $57,599,000 (diluted earnings per share of $0.36) as restated. Current and prior years' figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	March 31 2004	December 31 2003
ASSETS
Cash and cash equivalents	$67,949	$133,261
Other current assets	251,725	279,191
Long-term investments	116,807	113,546
Property, plant and equipment, net	175,633	173,804
Goodwill, net	100,814	100,814
Intangible assets, net	1,032,571	1,049,475
Other assets, net	78,572	72,683

	$1,824,071	$1,922,774

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$227,220	$262,568
Deferred revenue	13,650	14,500
Long-term obligations	675,910	764,111
Shareholders' equity	907,291	881,595

	$1,824,071	$1,922,774

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,106	$57,599
Add (deduct) items not involving cash
Depreciation and amortization	22,594	44,174
Amortization of deferred financing costs	1,887	684
Amortization of discounts on long-term obligations	941	2,090
Acquired research and development	8,640	—
Other items not involving cash	(2,965)	4,207

	52,203	108,754
Net change in non-cash operating items	11,636	(4,952)

Cash provided by operating activities	63,839	103,802
CASH FLOWS FROM INVESTING ACTIVITIES	(17,372)	(8,368)
CASH FLOWS FROM FINANCING ACTIVITIES	(111,733)	(138,311)
Effect of exchange rate changes on cash and cash equivalents	(46)	22

Decrease in cash and cash equivalents	(65,312)	(42,855)
Cash and cash equivalents, beginning of period	133,261	56,080

Cash and cash equivalents, end of period	$67,949	$13,225

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  Exhibit 99.1
BIOVAIL REPORTS 2004 FIRST QUARTER FINANCIAL RESULTS